Power2Ship, Inc.
                              903 Clint Moore Road
                              Boca Raton, FL 33496
                      Tel (866) 998-7557 Fax (561) 998-7821

                                 March 31, 2006




United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:        Linda Cvrkel
                  Jean Yu

RE:               Response Letter from Power2Ship, Inc. (the "Company") dated
                  March 31, 2006

Dear Ms. Cvrkel and Ms. Yu:

         The Company is providing herein supplemental information to enable the Staff to evaluate its previously filed responses to the Staff's comment letter dated March 2, 2006. The supplemental information appears in the same numerical order as the Staff's letter.

Form 10-KSB for the Year Ended June 30, 2005

9. The Company will revise the pro forma information presented to give effect to amortization of intangible assets acquired in the acquisitions of Commodity Express Transportation and GFC as attached hererto.

         We trust the foregoing provides sufficient additional information to enable the Staff to evaluate the Company's response to the Staff's comments.

                                           Sincerely yours,

                                           s/s Richard Hersh

                                            Richard Hersh
                                            Chairman and Chief Executive Officer

Pro Forma Combined Statement of Operations For The Year Ended June 30, 2004:


                                                                                   PromForma
                                                   Power2Ship        Express          GFC        Adjustments      Pro Forma
Revenue:
Freight transportation                            $     1,778,027  $ 15,914,189    $ 3,943,549    $       -     $ 21,635,765
Access services                                           290,013             -              -            -          290,013
Implementation services                                    23,925             -              -            -           23,925
                                                  ---------------------------------------------------------------------------
                                                                              -              -            -                -
       Total revenue                                    2,091,965    15,914,189      3,943,549            -       21,949,703

Operating expenses:
   Freight transportation                               1,581,119    10,144,750      3,130,570            -       14,856,439
   Selling, general and administrative:
        Salaries, benefits and consulting fees          2,788,192     1,994,895        386,700            -        5,169,787
        Other selling, general and administrative       1,153,158     3,460,936        345,246       82,404        5,041,744
                                                  ---------------------------------------------------------------------------

       Total operating expenses                         5,522,469    15,600,581      3,862,516       82,404       25,067,970
                                                  ---------------------------------------------------------------------------

       Loss from operations                            (3,430,504)      313,608         81,033      (82,404)      (3,118,267)
                                                  ---------------------------------------------------------------------------

Other income (expense):
   Interest income                                            854             -              -            -              854
   Interest expense                                      (463,079)     (286,773)       (65,196)           -         (815,048)
                                                  ---------------------------------------------------------------------------

       Total other expense                               (462,225)     (286,773)       (65,196)           -         (814,194)
                                                  ---------------------------------------------------------------------------

Loss available to common shareholders             $    (3,892,729)     $ 26,835    $    15,837    $ (82,404)    $ (3,932,461)
                                                  ===========================================================================

                        POWER2SHIP, INC. AND SUBSIDIARIES

The following Pro Forma Combined Financial Statements of Power2Ship, Commodity Express and GFC gives effect to the acquisition of certain assets of Commodity Express and GFC, under the purchase method of accounting prescribed by Accounting Principles Board Opinion No. 16, Business Combinations as if it had occurred on July 1, 2004. These pro forma statements are presented fro illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

Pro Forma Combined Statement of Operations For The Six Months Ended December 31, 2004:


                                                                                    PromForma
                                                   Power2Ship        Express           GFC       Adjustments     Pro Forma
Revenue:
Freight transportation                            $     1,467,643   $ 7,789,673    $ 3,013,396    $       -     $ 12,270,712
Implementation services                                       180             -              -            -              180
                                                  ---------------------------------------------------------------------------
                                                                              -              -            -                -
       Total revenue                                    1,467,823     7,789,673      3,013,396            -       12,270,892

Operating expenses:
   Freight transportation                               1,310,054     6,864,111      2,484,357            -       10,658,522
   Selling, general and administrative:
        Salaries, benefits and consulting fees          1,134,049       543,372        180,956            -        1,858,377
        Other selling, general and administrative         829,075       318,961        309,711       41,202        1,498,949
                                                  ---------------------------------------------------------------------------

       Total operating expenses                         3,273,178     7,726,444      2,975,024       41,202       14,015,848
                                                  ---------------------------------------------------------------------------

       Loss from operations                            (1,805,355)       63,229         38,372      (41,202)      (1,744,956)
                                                  ---------------------------------------------------------------------------

Other income (expense):
   Forgiveness of debt                                          -             -              -            -                -
   Interest expense, net                                 (419,668)     (115,021)       (57,034)           -         (591,723)
   Other income                                               571             -              -            -              571
                                                  ---------------------------------------------------------------------------

       Total other expense                               (419,097)     (115,021)       (57,034)           -         (591,152)
                                                  ---------------------------------------------------------------------------

Net loss                                          $    (2,224,452)  $   (51,792)   $   (18,662)   $ (41,202)    $ (2,336,108)
                                                  ===========================================================================

                        POWER2SHIP, INC. AND SUBSIDIARIES

The following Pro Forma Combined Financial Statements of Power2Ship, Commodity Express and GFC gives effect to the acquisition of certain assets of Commodity Express and GFC, under the purchase method of accounting prescribed by Accounting Principles Board Opinion No. 16, Business Combinations as if it had occurred on July 1, 2003. These pro forma statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

Pro Forma Combined Statement of Operations For The Year Ended June 30, 2005:


                                                                                    PromForma
                                                      Power2Ship     Express           GFC       Adjustments     Pro Forma
Revenue:
Freight transportation                            $     9,247,453  $ 11,245,098    $ 4,117,692   $        -     $ 24,610,243
Access services                                               180             -              -            -              180
Implementation services                                         -             -              -            -                -
                                                  ---------------------------------------------------------------------------
                                                                              -              -            -                -
       Total revenue                                    9,247,633    11,245,098      4,117,692            -       24,610,423

Operating expenses:
   Freight transportation                               8,272,985     6,949,303      3,441,909            -       18,664,197
   Selling, general and administrative:
        Salaries, benefits and consulting fees          4,466,360     1,656,301        201,705            -        6,324,366
        Other selling, general and administrative       1,813,565     2,490,441        403,501       164,808       4,872,315
                                                  ---------------------------------------------------------------------------

       Total operating expenses                        14,552,910    11,096,045      4,047,115      164,808       29,860,878
                                                  ---------------------------------------------------------------------------

       Loss from operations                            (5,305,277)      149,053         70,577     (164,808)      (5,250,455)
                                                  ---------------------------------------------------------------------------

Other income (expense):
   Forgiveness of debt                                     18,111             -              -            -           18,111
   Interest income                                          1,560             -              -            -            1,560
   Interest expense                                    (1,277,369)     (182,550)       (73,805)           -       (1,533,724)
   Other income                                             1,755             -              -            -            1,755
                                                  ---------------------------------------------------------------------------

       Total other expense                             (1,255,943)     (182,550)       (73,805)           -       (1,512,298)
                                                  ---------------------------------------------------------------------------

Loss available to common shareholders             $    (6,561,220) $    (33,497)   $    (3,228)  $ (164,808)    $ (6,762,753)
                                                  ===========================================================================